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Filed by Ostex International, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Ostex International, Inc. Commission File No. 0-25250
The following is a press release issued by Ostex International, Inc. to announce its fourth quarter and 2002 year-end results.
INVESTOR RELATIONS:	COMPANY CONTACT:
Cassie R. Vlk Director of Investor Relations Ostex International, Inc. 206-292-8082 e-mail: cvlk@ostex.com	Thomas A. Bologna Chairman, President & CEO Ostex International, Inc. 206-292-8082 e-mail: tbologna@ostex.com

OSTEX INTERNATIONAL ANNOUNCES
FOURTH QUARTER AND 2002 YEAR RESULTS

        SEATTLE, Washington—February 20, 2003—Ostex International, Inc. (NASDAQ/NM: OSTX) today reported results of operations for its fourth quarter and year ended December 31, 2002.

        Revenues for the quarter were $1,278,000 compared with $1,426,000 in the fourth quarter of 2001. For the year ended December 31, 2002, Ostex reported total revenues of $5,428,000 compared with 2001 total revenues of $5,734,000. The decrease in 2002 fourth quarter revenue compared to fourth quarter 2001 was largely a result of decreased sales for the Company's Point-of-Care device partially offset by higher sales of the Company's microtiter plate kits.

        The Company recorded a fourth quarter 2002 net loss of $1,401,000 ($0.11 per share) compared to a net loss of $1,003,000 ($0.08 per share) in the same period of 2001. Ostex' 2002 net loss was $4,400,000 ($0.35 per share) versus a 2001 net loss of $3,099,000 ($0.25 per share). Contributing to the increased loss in 2002 was approximately $1,000,000 in additional operating expenses incurred in connection with the proposed merger with Inverness Medical Innovations, Inc., including legal, accounting and investment banker fees. Total operating expenses in 2002 were lower than in 2001 before these additional operating expenses. In addition, Ostex wrote off its total $599,000 preferred stock investment in Metrika, Inc., a privately held company in California, in the fourth quarter of 2002 after determining there had been an other than temporary decline in its value.

        On February 19, 2003, Ostex and Inverness Medical Innovations, Inc. announced that they have amended the terms of their merger agreement entered into on September 6, 2002. That press release follows the January 2, 2003, press release reporting that Inverness had informed Ostex that it had not been able to obtain the required consent of its lenders to the proposed merger and that changes to the terms of the merger agreement may increase the likelihood of obtaining such consent. The amendment reduced the aggregate number of shares of Inverness common stock to be issued in the merger in exchange for Ostex' outstanding shares and to be reserved for the options and warrants to be assumed by Inverness from 2.3 million shares to 1.9 million shares. The reduction is intended to increase the likelihood of Inverness receiving the consent of certain of its lenders and was based on Inverness' and Ostex' mutual desire to complete the proposed merger. As a result, based on Ostex' current capital structure, each share of Ostex common stock is expected to now convert into approximately 0.1241 shares of Inverness common stock.

        The Nasdaq Stock Market informed the Company that it was not in compliance with the Nasdaq National Market minimum shareholders' equity requirement as of November 22, 2002. After receiving information submitted by the Company, Nasdaq granted Ostex an extension. Under the terms of the extension, if the proposed merger with Inverness is not consummated by February 28, 2003 or Ostex does not apply to transfer to The Nasdaq SmallCap Market, Nasdaq staff will provide formal written notification that Ostex' common stock will be delisted from The Nasdaq National Market. At that time Ostex may appeal the staff's delisting determination to a Nasdaq Listing Qualification Panel or move its common stock to another quotation system or exchange. The Company's Board of Directors currently is evaluating its alternatives for addressing this situation.

        As a result of its full year 2002 results, the Company's recurring losses from operations and its need to raise additional capital to meet its operating and debt requirements if the proposed merger with Inverness is not successful, we believe that our auditors, KPMG LLP, are likely to include a going concern emphasis of matter paragraph in their report. This paragraph will express substantial doubt about the Company's ability to continue as a going concern.

        Looking back at 2002, Thomas A. Bologna, Chairman, President and Chief Executive Officer stated, "2002 was a challenging year for Ostex. From an operations point of view, we pushed to get the Point-of-Care manufacturing facility validated and expanded our Point-of-Care customer base to include not only Procter & Gamble and Aventis, but also another pharmaceutical company that markets one of the world's leading drugs for the treatment and prevention of osteoporosis. However, while the delays encountered in validating the Point-of-Care manufacturing process resulted in lost NTx Point-of-Care sales and cost us precious time to grow the Point-of-Care business segment, the total microtiter plate business was maintained and we managed to grow NTx Serum sales."

        Mr. Bologna continued, "As announced on September 9, 2002, we entered into a merger agreement with Inverness Medical Innovations Inc. At that time, we anticipated that the proposed merger would be completed by the end of 2002 or early in the first quarter of 2003. The fact that the transaction has not yet closed is disappointing and further compounds the challenges that are facing us. Discussions between Inverness and Ostex have been ongoing, as Inverness seeks to obtain the required consent of certain of its lenders to the proposed merger. As we announced yesterday, the parties have amended the terms of the merger agreement and, assuming satisfaction of conditions of closing, including Inverness obtaining the consent of its lenders to the merger and approval of the merger by Ostex' shareholders, the parties expect the transaction to close in the second quarter of 2003. We appreciate that this process is frustrating to our shareholders and employees, and Ostex is working in earnest to move the transaction forward consistent with the best interests of our shareholders and the Company."

        Ostex International develops and commercializes products to make disease management a reality, with osteoporosis being the first area of focus. The Company's lead product, the Osteomark NTx test, now available in multiple test formats, incorporates breakthrough and patented technology for the management and prevention of osteoporosis.

        Ostex will host a conference call beginning at 4:15 PM (Eastern Time) today, February 20, 2003, to discuss the fourth quarter and year-end results. During the conference Ostex may discuss, and answer questions concerning its business, including some of the matters discussed in previous conference calls and earnings releases. Ostex' responses to these questions, as well as other matters discussed during the conference call, may contain or constitute information that has not been previously disclosed. The conference call can be accessed by dialing 877-358-7151 (domestic) and 706-634-0615 (international), or via link at www.firstcallevents.com/service/ajwz373894577gf12.html. A replay of the call will be available two hours after completion of the conference from February 20 to February 22, 2003 by dialing 800-642-1687 (domestic) and 706-645-9291 (international) with an access code of 8162304. A demand webcast of the call will be available at the Ostex website and will be accessible for 7 days through February 27, 2003 at 5 p.m. Eastern Time.

        Forward-looking statements in this release involve a number of risks and uncertainties including, but not limited to, successful and timely consummation of the proposed merger with Inverness Medical Innovations and realization of the expected benefits of the merger, delisting of the Company's common stock from the Nasdaq National Market and loss of market liquidity of such stock if the merger is not consummated, product demand, pricing, maintaining and increasing the Company's customer base, market acceptance of the Osteomark NTx tests, changing economic conditions which may affect potential financing sources, the actions of competitors, patent related actions, the effect of the Company's accounting policies, regulatory requirements for the Company's products, product development, manufacturing performance and other risk factors described in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, its most recent Quarterly Report on Form 10-Q and its other reports filed with the U.S. Securities and Exchange Commission. Ostex undertakes no obligation to update any forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

        Ostex International, Inc. and Inverness Medical Innovations, Inc. have filed documents concerning the proposed merger with the Securities and Exchange Commission including a registration statement on Form S-4 (file no. 333-101078) containing a proxy statement/prospectus. WE URGE INVESTORS TO READ THE DOCUMENTS FILED AND TO BE FILED BY INVERNESS AND OSTEX, INCLUDING, MOST PARTICULARLY, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS ONCE IT BECOMES AVAILABLE, BECAUSE THESE DOCUMENTS CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain the proxy statement/prospectus and other documents that have or will be filed by Ostex and Inverness with the SEC free of charge at the SEC's website (http://www.sec.gov) or by directing a request to Ostex International, Inc., 2203 Airport Way South, Suite 400, Seattle, Washington 98134, Attn: Corporate Secretary, telephone (206) 292-8082 or Inverness Medical Innovations, Inc., 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453, Attn: Corporate Secretary, telephone (781) 647-3900.

        Ostex and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Ostex and their ownership of Ostex common stock is set forth in the proxy statement for Ostex' 2002 annual meeting of shareholders as filed with the SEC on March 28, 2002. Additional information about the interests of those participants may be obtained from reading the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available.

-tables to follow-

CONDENSED STATEMENTS OF OPERATIONS
(amounts in thousands, except per share data)

	Quarter Ended December 31,		Year Ended December 31,
	2002	2001	2002	2001
Revenues:	$1,278	$1,426	$5,428	$5,734
Cost of products sold	660	585	2,484	2,278

Gross Profit	618	841	2,944	3,456
Operating Expenses:
POC start-up costs	—	354	569	872
Research and development	460	368	1,757	1,834
Selling, general and administrative	893	1,064	4,156	3,932

Total operating expenses	1,353	1,786	6,482	6,638

Loss from operations	(735)	(945)	(3,538)	(3,182)
Other (Expense) Income
Impairment of investment	(599)	—	(599)	—
Interest (expense) income, net	(67)	(58)	(188)	83

Total other (expense) income	(666)	(58)	(787)	83
Loss before income taxes	$(1,401)	$(1,003)	$(4,325)	$(3,099)
Income taxes	—	—	75	—

Net Loss	$(1,401)	$(1,003)	$(4,400)	$(3,099)

Basic and diluted net loss per common and common equivalent share	$(0.11)	$(0.08)	$(0.35)	$(0.25)
Weighted average shares used in calculation of net loss per share	12,582	12,553	12,571	12,516

SELECTED BALANCE SHEET DATA
(dollars in thousands)

	December 31, 2002	December 31, 2001
Cash, cash equivalents and short-term investments	$1,330	$3,827
Working capital	597	4,104
Total assets	6,838	9,635
Accumulated deficit	(43,309)	(38,909)
Total shareholders' equity	$2,581	$6,932

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OSTEX INTERNATIONAL ANNOUNCES FOURTH QUARTER AND 2002 YEAR RESULTS
CONDENSED STATEMENTS OF OPERATIONS (amounts in thousands, except per share data)
SELECTED BALANCE SHEET DATA (dollars in thousands)